UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-21923	Commission File Number: 000-21923-01

Wintrust Financial Corporation	Wintrust Capital Trust I

(Exact name of co-registrant as specified in its charter)	(Exact name of co-registrant as specified in its charter)
727 North Bank Lane	727 North Bank Lane
Lake Forest, Illinois 60045-1951	Lake Forest, Illinois 60045-1951
(847) 615-4096	(847) 615-4096

(Address, including zip code, and telephone number, including area code, of co-registrants’ principal executive offices)
9.0% Cumulative Trust Preferred Securities (and Guarantee with respect thereto) of Wintrust Capital Trust I

(Title of each class of securities covered by this Form)
Common Stock, no par value per share, of Wintrust Financial Corporation

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: None
     Pursuant to the requirements of the Securities Exchange Act of 1934, Wintrust Financial Corporation and Wintrust Capital Trust I have each caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Wintrust Financial Corporation
Date: September 11, 2006	By:	/s/ David A. Dykstra
		Name:	David A. Dykstra
		Title:	Senior Executive Vice President and Chief Operating Officer

Wintrust Capital Trust I
Date: September 11, 2006	By:	/s/ David A. Dykstra
		Name:	David A. Dykstra
		Title:	Administrative Trustee